SAMSON OIL & GAS LIMITED TO SPUD TEXAS WELL THE WEEK OF JUNE 22
Denver 1600 hours June 5, Perth 0800 hours June 6, 2008

Samson Oil & Gas Limited (“Samson”) advises that it has completed the necessary joint venture documentation associated with the drilling of the Sabretooth prospect. In conjunction with this activity the Operator for the Sabretooth #1 well has contracted a drilling rig and has commenced civil works to prepare the drilling location such that this well is expected to spud during the week of June 22.

The prospect is located in Brazoria County, Texas in the onshore Gulf Coast Basin. The prospect has been delineated by a comprehensive 3D seismic grid which resulted in a significant off setting gas/condensate discovery which had an amplitude response identical to that observed at Sabretooth. The proposed well is a 14,000 foot test of the Vicksburg Formation and has an estimated contingent recoverable volume of 25 Bcfe. Samson has a 12.5% working interest in the well.

Samson’s shares (SSN: Amex and ASX) are traded on both the American Stock Exchange and on Australian Stock Exchange. On the Amex, Samson trades an American Depository Receipt, each of which represent 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of

SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR Managing Director
Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd.., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”. Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information. The drilling operations are expected to be conducted in the planned manner, however, drilling could be delayed or curtailed and may vary from current expectations since various factors, including but not limited to equipment availability or breakage or other unanticipated difficulties, could delay those events and change those expectations.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, which is available at www.sec.gov/edgar/searchedgar/webusers.htm.